Exhibit 99.7

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE COMPANY’S PROSPECTUS SUPPLEMENT DATED OCTOBER 24, 2022 (THE “PROSPECTUS SUPPLEMENT”) AND ARE INCORPORATED HEREIN BY REFERENCE. COPIES OF THE PROSPECTUS AND PROSPECTUS SUPPLEMENT ARE AVAILABLE UPON REQUEST FROM AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, THE SUBSCRIPTION AGENT, BY CALLING (877) 248-6417.

VITRU LIMITED

COMMON SHARES
ISSUABLE UPON EXERCISE OF SUBSCRIPTION RIGHTS

NOMINEE HOLDER CERTIFICATION

The undersigned, a bank, broker, trustee, depository or other nominee holder of subscription rights (the “Subscription Rights”) to purchase Common Shares, par value US$0.00005 per share (the “Common Shares”), of Vitru Limited, a Cayman Islands exempted company (the “Company”), pursuant to the rights offering (the “Rights Offering”) described in Company’s prospectus supplement dated October 24, 2022 (together with the base prospectus dated October 25, 2021, the “Prospectus”), hereby certifies to the Company and American Stock Transfer & Trust Company, LLC, the subscription agent for the rights offering, that (1) the undersigned has exercised on behalf of the beneficial owners thereof (which may include the undersigned), the number of Subscription Rights specified below pursuant to the subscription right (as defined in the Prospectus Supplement), listing below each such exercised subscription right (without identifying any such beneficial owner), and (2) each such beneficial owner’s subscription right has been exercised in full:

	NUMBER OF SHARES OWNED ON RECORD DATE	NUMBER OF SHARES SUBSCRIBED FOR PURSUANT TO THE SUBSCRIPTION RIGHTS

1.
2.
3.
4.
5.

Exhibit 99.7- 1

Name of Bank, Broker, Trustee, Depository or Other Nominee:

By:
Authorized Signature

Name:
(Please print or type)

Title:
(Please print or type)

Provide the following information if applicable:

Depository Trust Company (“DTC”) Participant Number: _____________________

Participant: _____________________

By:
Authorized Signature

Name:
(Please print or type)

Title:
(Please print or type)

DTC Subscription Confirmation Number(s):

Exhibit 99.7- 2